February 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jonathan Burr

Re:     Uranium Resources, Inc.

Registration Statement on Form S-3 (File No. 333-215152)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Uranium Resources, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-215152), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on December 16, 2016 and subsequently amended on February 1, 2017.

We are requesting this withdrawal because we failed to reach a quorum to convene a special meeting of our stockholders on February 8, 2017, which special meeting was, among other things, to hold a stockholders’ vote to approve the issuance of the shares to be registered under the Registration Statement. In addition, we have terminated the Master Exchange Agreement dated December 5, 2016, by and between the Company and Esousa Holdings LLC, as amended from time to time, and repaid all of the notes to be exchanged thereunder instead, using the Company’s existing cash balances.

The Registration Statement was not declared effective, and the Company hereby confirms that no securities were sold in connection with the resale offering described in the Registration Statement. Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions regarding this application, please contact David R. Crandall of Hogan Lovells US LLP by telephone at (303) 454-2449 or by fax at (303) 899-7333. Thank you for your attention to this matter.

Sincerely,

Uranium Resources, Inc.

By:    /s/ Jeffrey L. Vigil

Jeffrey L. Vigil

Vice President – Finance and Chief Financial Officer

cc:     David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300 Centennial, Colorado